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The Fleming Emerging Europe Fund Inc. - N8-F

I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
         [X]      ABANDONMENT OF REGISTRATION

2.       Name of fund:  THE FLEMING EMERGING EUROPE FUND INC.

3.       Securities and Exchange Commission File No.:
                  SECURITIES ACT FILE NO.: 33-7607
                  INVESTMENT COMPANY ACT FILE NO.: 811-8400

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?
         [X]      Amendment

5. Address of Principal Executive Officer (include No. & Street, City, State, Zip Code):
                  NONE. THE FUND'S ONLY ADDRESS IS THAT OF ITS INCORPORATOR:
                  JOHN B. FRISCH, ESQ.
                  MILES & STOCKBRIDGE
                  10 LIGHT STREET
                  BALTIMORE, MD 21202-1487

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                  EDWIN C. LAURENSON
                  BAKER & MCKENZIE
                  805 THIRD AVENUE
                  NEW YORK, NY 10022
                  (212) 891-3554

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:
                  DAVID J. BARRON
                  J.P. MORGAN FLEMING ASSET MANAGEMENT
                  10 ALDERMANBURY
                  LONDON, ENGLAND EC2V7RF
                  44 (207) 742-3475

8.       Classification of fund:
         [X]      Management company;

9.       Subclassification if the fund is a management company:
         [X]      Closed-end

10.      State law under which the fund was organized or formed: MARYLAND

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: NONE. THE FUND HAS NEVER ACTUALLY RAISED ANY FUNDS OR COMMENCED OPERATION.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: NONE. THE FUND HAS NEVER MADE A PUBLIC OFFERING OF ITS SECURITIES.

13.      If the fund is a unit investment trust ("UIT") provide: N/A

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14.      Is there a UIT registered under the Act that served as a vehicle for investment in the fund?
         [ ] Yes   [X] No

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? [ ] Yes [X] No

         If No, explain: THE FUND HAS NO EXTANT BOARD OF DIRECTORS. THE SOLE DIRECTOR APPOINTED IN THE FUND'S ORIGINAL CERTIFICATE OF ORGANIZATION NEVER TOOK ACTION TO ORGANIZE THE FUND, AND HIS WHEREABOUTS ARE UNKNOWN. ACCORDINGLY, UNDER MARYLAND LAW, ALL CORPORATE POWER HAS REVERTED TO THE INCORPORATOR, WHO HAS APPROVED AND IS EXECUTING THIS WITHDRAWAL.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? [ ] Yes [X] No * NOTE - THE FUND HAS NO SHAREHOLDERS.

II.      DISTRIBUTIONS TO SHAREHOLDERS:   N/A

III.     ASSETS AND LIABILITIES:   N/A

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION: N/A

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?
         [ ] Yes         [X] No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes         [X] No

VI.      MERGERS ONLY:  N/A

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Fleming Emerging Europe Fund, Inc., (ii) he is the Incorporator of The Fleming Emerging Europe Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                            (Signature)


                                            -----------------------------------
                                            John B. Frisch
                                            Incorporator

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